

Mail Stop 3720

April 30, 2008

VIA U.S. MAIL AND FAX (212) 846-1640
Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-32686**

Dear Mr. Dooley:

　　We have reviewed your supplemental response letter dated April 15, 2008 as well as your filing and have the following comments. As noted in our comment letter dated April 3, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 11. Stock Repurchase Program, page 96

1.　We note your response to prior comment 1.

- Tell us how the NAI/NAIRI shares to be redeemed and repurchased and accrued as of the balance sheet date of each interim and annual period are reflected in your earnings per share calculation. Refer to paragraph 25 of SFAS 150.

- Please tell us and disclose, in future filings, the information required in paragraph 27 of SFAS 150 with respect to your accrued stock repurchase obligation. Additionally, tell us and disclose your underlying assumptions with respect to the fair value of such obligation, including your conclusion as to whether volume-weighted average price as basis of measurement reflects fair value.

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Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Stephen Giove, Shearman & Sterling LLP